Exhibit 99.1

ASX Announcement	21 February 2019

ASX Code: SEA NASDAQ: SNDE

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5067ACN112 202 883

Telephone:  +61 8 8363 0388 Facsimile: +61 8 8132 0766 www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

Sundance Energy Announces New Board Member

Sundance Energy Australia Limited (ASX: SEA) (NASDAQ: SNDE) (“Sundance” or the “Company”), a U.S. onshore oil and gas exploration and production company focused in the Eagle Ford in South Texas, today announced the casual appointment of Judy D. Buie to serve as an independent non-executive director on the Company’s Board of Directors, effective immediately. Ms. Buie will serve on the Company’s Reserves and Audit and Risk Management committees.

The addition of Ms. Buie to the Board will bring the total to seven directors, including six independent non-executive and four U.S. based directors.

Ms. Buie has led a distinguished career in the oil and gas industry, presently serving on the Board of Directors for FlowStream Vintage I Ltd, and previously as Chairman and Non-Executive Director of FlowStream Commodities Ltd, an international investment vehicle focused on acquiring royalties and creating revenue streams as a flexible funding solution to E&P companies. Ms. Buie additionally serves as an Oil and Gas Industry Advisor to KKR, providing technical and commercial guidance and insights for their oil and gas investing activities.

Ms. Buie previously served as Co-President and Senior Vice President of Engineering for RPM Energy Management, a private company which works exclusively with KKR to evaluate and manage oil and gas investments including drilling partnerships, joint acquisitions, royalty interests, and non-operated positions including in the Eagle Ford. In that role she successfully worked with KKR to close over $1.3 billion of acquisitions and joint ventures.

Prior to RPM, Ms. Buie served as Director of Corporate Development and New Ventures for Newfield Exploration, a publicly traded independent upstream oil and gas company and member of the S&P 500 during her tenure. In that role, Ms. Buie led assessments of strategic capital allocations and new investment evaluations. She previously served in asset and business development manager roles for the Gulf of Mexico region, including leading the successful monetization of $1.1 billion of Shelf assets.

Earlier in her career, Ms. Buie developed a deep technical foundation in her over 15 years in reservoir, operations and facilities engineering positions with companies also including ARCO, BP America and Vastar Resources. Ms. Buie holds a B.S. in Chemical Engineering from Texas A&M University.

Mike Hannell, Chairman of Sundance said “The Directors are very pleased to welcome Judy to Sundance’s Board. Her deep technical expertise and experience in the onshore US oil and gas industry will provide invaluable guidance as we continue to grow the business and create shareholder value.”

Eric McCrady, Sundance’s Managing Director and Chief Executive Officer said “Judy’s experience both leading business development efforts for both a public E&P company and investment analysis for financial investors uniquely position her to view Sundance’s opportunities and business plan from the perspective of both an operator and an investor.”

About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford. A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf. Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact: United States: John Roberts VP Finance & Investor Relations Tel: +1 (720) 638-2400	Eric McCrady CEO and Managing Director Tel: +1 (303) 543-5703

Australia: Mike Hannell Chairman Tel: +61 8 8363 0388